Mail Stop 3416

September 27, 2007

Richard Pietrykowski, Chief Executive Officer
Surface Coatings, Inc.
2010 Industrial Blvd, Suite 605
Rockwall, TX 75087

> **Re: Surface Coatings, Inc.**
> **Registration Statement on Form SB-1**
> **Filed August 31, 2007**
> **File No. 333-145831**

Dear Mr. Pietrykowski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of the Prospectus

1. Please indicate that Mr. Pietrykowski currently owns and will continue to own sufficient shares to control the operations of the company.

Prospectus Summary, page 2

2. Please focus the summary on the current business of the company. Please briefly explain operations since formation. Please revise the business section accordingly.

3. Disclose whether the company has a website and include the complete website address.

4. Revise your presentation to present comparable summary financial statement data for all periods presented.

Risk Factors, page 3

5. We note the subheading on page 3, "We have a limited operating history, having been developing software, with cumulative losses since inception that could cause us to run out of money and close our business." Please revise this subheading to ensure that it accurately reflects the risk that you discuss in the text.

6. Delete "substantial" in your risk factor concerning Mr. Pietrykowski's control over your business. Given his share ownership and the company's voting structure, he will control the operations of the company.

7. In your risk factor "We may have to raise additional capital…" it may be more useful for the reader if you discuss whether the company expects to generate revenues in the next 12 months. Clarify your discussion with the information on page 18 where you indicate your cash flow since inception has been inadequate.

8. Include a risk factor on the nature of your business. See Item 3 of Model B to Form 1-A.

Plan of Distribution, page 7

9. Please state that changes in the offering's material terms after the registration statement's effectiveness will terminate the original offer and that subscribers would then be entitled to a refund. Material changes include the following:

   - extension of the offering period beyond the termination date currently contemplated;
   - change in offering price;

- change in the minimum purchase required of investors;
- change in the amount of proceeds necessary to release the proceeds in escrow; and
- change in the application of proceeds.

Please note that the Staff views an extension of a best-efforts offering beyond the latest extension contemplated in the original prospectus as a termination of the original offering. The refund of the subscribers' funds and the filing of a post-effective amendment to notify investors may be required under these circumstances. Please confirm your understanding of this view.

10. Please clarify whether the offer will end on February 28, 2008 or November 6, 2007. The disclosure in the prospectus indicates that the offering ends on February 28, 2008 but the subscription agreement indicates that the offering ends on November 6, 2007.

11. In the third paragraph on page 8, you indicate that "[c]ertificates for shares of common stock sold in this offering will be delivered to purchasers by the stock transfer company as soon as the minimum subscription amount is raised." Please revise the disclosure to indicate a specific time period after the minimum is reached on which the share certificates will be delivered to the purchasers.

12. In the second paragraph on page 8, you disclose that "if the minimum subscription is not raised by February 28, 2008, the subscription agreement will be terminated and any funds received will be promptly returned to the investor." Please note that the Staff has taken the position that "promptly," as used in Rule 10b-9 of the Exchange Act, means the close of the next business day or as soon as possible after the termination of the offering. Please confirm your understanding of this view.

Use of Proceeds, pg. 8

13. Briefly describe "blue sky" fees.

14. In the second paragraph on page 9, you direct the reader to page 15 for a fuller discussion of the use of the proceeds. Page 15 contains a description of your business and does not discuss use of proceeds from this offering. Please clarify.

15. In the third paragraph on page 9, you indicate that "[t]he proceeds from this offering will enable the Company to further develop its web-based business model which in turn provides access to markets that are currently

unreachable." It appears that you currently conduct business from a website. Please clarify and explain this statement by providing more detail on how you are planning to expand your web-based business and what type of customers you intend to reach through this expansion.

Description of Business, page 9

16. In the 1st paragraph, delete the defined terms since they are clear from context. This would also apply as appropriate throughout the prospectus. See Rule 421 of Regulation C.

17. Please thoroughly revise and expand this section to better describe the actual operations of your business. The products are currently presented in more of a sales brochure manner. What is needed is a description of the company's history and business activities. This would include a discussion of the reasons for the formation and acquisition of Surface Armor, LLC, the formation date of Surface Armor, the manner in which the acquisition price was determined, whether the current shareholders of the company are the same as the prior shareholders of Surface Armor as well as the prior operations of Surface Armor. In addition, as examples only, and not an exhaustive list, please address the following:

- You present information and descriptions of the various products that you sell. Please disclose in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services.
- You state that your sole activities are to purchase surface protection products and customize and resell them. Please disclose from whom you purchase these products, if a single supplier, typical profit margins for purchases after you resell the products, the number of customers in your customer base and a more descriptive indicator of their location, any delays or inventory shortages in fulfilling orders, any limitations on your ability to supply orders, necessary machinery, any contracts or arrangements with suppliers or customers and any other information you deem material to an understanding of your activities.
- Your current disclosure does not provide a clear description of your business model detailing how your business operates. Please provide more detail on your business model that would better inform investors of your order and delivery processes.
- You state that you plan on "location expansion" and have allocated a portion of your Use of Proceeds. Please describe in some detail your expansion plans by discussing where you are planning to expand, how

you are planning to expand, the costs in this expansion, and the extent if any of your expansion plans.

- Your reference to the company being founded on 30 years in General Contracting is unclear given the work experience discussed on page 18 for your sole employee. This comment would also apply to the 2nd paragraph on page 10.

18. In the last paragraph on page 16, you present disclosure related to 3M Corporation. Expand your disclosure to clarify whether 3M Corporation is your largest supplier. See Item 6(a)(2) of Model B to Form 1-A.

19. If the company is dependant on one or a few major suppliers, revise to disclose this fact and the related risks to the company.

20. Please add disclosure to indicate the company's competitive position in the industry and the principal methods of competition. See Item 6(a)(2) of Model B to Form 1-A.

21. If material, describe the seasonal aspects of your business and their effect on your financial condition or results of operation. See Item 6(a)(2) of Model B to Form 1-A.

Managements Discussion and Plan of Operations, page 17

22. Please revise this entire section to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Consider discussing the key operating indicators on which management focuses in assessing the business. See SEC Release No. 33-8350.

23. In this regard, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes to your earnings. Further, please provide in reasonable detail:

- economic or industry-wise factors relevant to your company, and

- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See SEC Release No. 333-8350.

24. We note on pages 17 and 18 you have chosen to provide a discussion of your plan of operations as discussed in Item 303(a) of Regulation S-B. However, according to your disclosure throughout the filing, you have had revenues from operations in each of the last two fiscal years which requires you provide management's discussion and analysis of financial condition and results of operations as set forth in Item 303(b) and Item 303(c) of Regulation S-B. Please revise your disclosure accordingly.

25. Disclose in a separately captioned section any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is required by Item 303(c) of Regulation S-B. If there are none, please state this in your revised disclosure.

26. Your Management's Discussion and Plan of Operations disclosure does not provide information on your critical accounting estimates and the types of assets, liabilities and expenses that you estimate. Please revise your disclosure to clearly identify the significant estimates and assumptions that you make each period and the uncertainties that exist which could cause variability in your operating results over time. Please be sure to specifically discuss how you determine the amounts estimated, the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. Your discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonable likely to occur, what the impact of these potential changes could have on your results of operation. If there are no significant estimates, please indicate so in your disclosure. Please refer to Section V of Release No. 33-8350 issued December 29, 2003 by the Commission.

Description of Property, page 18

27. Describe your corporate facilities including the suitability, adequacy, capacity and extent of utilization of the facility. This would also include the company's equipment leases. See Item 7 of Model B to Form 1-A.

Directors, Executive Officers and Significant employees, page 18

28. Expand the work experience of Mr. Pietrykowski for the last 5 years to state his principal occupations and the name of the corporation or other organization. See Item 8 of Model B to Form 1-A.

Interest of Management and Others in Certain Transactions, page 19

29. Please advise, with a view toward disclosure, the identity of the party discussed in Note 3 to the financial statements on page F-7 relating to the sub-lease of office space and the note payable.

Other Expenses of Issuance and Distribution

30. State whether the company or the selling stockholder paid any premium on any policy to insure or indemnify directors or officers against any liabilities they may incur in the registration, offering, or sale of these securities. See Item 511(a)(2) of Regulation S-B.

Signatures

31. We note that the date that appears in the signatures section of the registration statement for the company is August 15, 2007. However, Mr. Pietrykowski further signed the registration statement on the filing date of August 31, 2007. Please revise the date in the signatures section to match the filing date.

Exhibits

32. We note the audit reports are signed by The Hall Group, CPAs and the consent for the reports is provided by David S. Hall, P.C. Please provide a currently dated consent of The Hall Group, CPAs.

Consolidated Financial Statements

33. Please revise to update your financial statements to comply with the requirements of Item 310(g) of Regulation S-B. If your fiscal year end is December 31, please provide interim financial statements that comply with Item 310(b) of Regulation S-B.

34. We note your disclosure in Note 1 that on February 15, 2007 Surface Coatings, a non-public shell company, issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Surface Armor, a non-public operating company. Further, you disclose that the exchange transaction was

accounted for as a reverse merger and recapitalization of Surface Coatings. As a result, Surface Armor is considered the accounting acquirer since its shareholders gained control of Surface Coatings after the exchange. Accordingly, the consolidated statement of changes in stockholders' equity of Surface Armor and earnings per share should have been retroactively restated to reflect the effect of the exchange. Please revise the historical financial statements of Surface Armor for all periods presented to retroactively reflect the equivalent number of shares of common stock of Surface Coatings received in the exchange. In doing so, the equivalent number of shares of common stock of Surface Coatings received in the exchange by the shareholders of Surface Armor should be allocated to the capital accounts of Surface Armor and the shares retained by the shareholders of Surface Coatings should be reflected as issued on February 15, 2007, the date of the reverse merger, in return for the net monetary assets of Surface Coatings. Your response should provide an explanation for the entries in your revised capital accounts. Please also provide us supplementally with a copy of the separate balance sheets of Surface Armor and Surface Coatings and the statement of changes in equity immediately prior to the exchange transaction on February 15, 2007.

Audited Financial Statements – Fiscal Years Ended December 31, 2006 and 2005; and for the Four-Month Period Ended April 30, 2007

35. We note you present separate audited financial statements for the fiscal years ended December 31, 2006 and 2005 instead of combined comparative financial statements for the two years. The following accounting comments below are applicable to each set of financial statements provided in the filing. Accordingly, only the applicable name of the financial statement or footnote is provided prior to each comment with no page reference. If you choose to continue to present separate audited financial statements for each period, please revise your disclosure in each set of audited financial statements to address the following accounting comments. As always, please tailor your revised disclosure as applicable to fit the circumstances for a particular period when appropriate.

Consolidated Balance Sheet

36. Revise to separately disclose the amounts for accounts payable and accrued expenses.

37. Disclose the par value of your common stock along with the number of shares authorized, issued and outstanding for all periods presented.

Consolidated Statements of Income

38. Revise the title of this statement to Statement of Operations, rather than income, since you have incurred losses.

39. Explain to us, and disclose as appropriate, the nature of the contract services where you incurred expenses of $36,943 during fiscal 2006.

40. Disclose earnings per share data for all periods presented on the face of your statement of operations as required by SFAS 128. Earnings per share for periods prior to the recapitalization should reflect the number of shares issued by Surface Coatings to Surface Armor. From the date of the recapitalization the number of shares used in the calculation would be the actual number of shares of the combined entity outstanding in the period. Please also disclose the information required by paragraph 40 of SFAS 128 in the notes to the financial statements. Your weighted average shares outstanding for the periods presented should also be adjusted accordingly.

Consolidated Statements of Cash Flows

41. Please disclose the source of the cash provided by investing activities disclosed as Paid in Capital during the year ended December 31, 2006 and the period ended April 30, 2007. Also please explain the cash proceeds received from the issuance of stock reflected in the period ended April 30, 2007.

Notes to the Financial Statements

Note 1 – Nature of Activities and Significant Accounting Policies

Nature of Activities, History and Organization

42. Clarify for us the purpose of the recapitalization. For instance, tell us if the reason for the share exchange transaction is to change the state of incorporation in order to facilitate the initial public offering.

43. Revise your disclosure to indicate that the capital structure of the consolidated entity is now different from that appearing in the historical financial statements of Surface Armor, LLC in earlier periods due to the recapitalization accounting.

44. We note that Surface Coatings, Inc. was formed on February 12, 2007, just three days prior to the date of the recapitalization. Please revise your

disclosure to specify if there were any assets or liabilities at the time of the exchange transaction. If there were none, please state so.

45. Revise your disclosure to clarify your fiscal year-end. Currently, you provide audited financial statements for the four-month period ended April 30, 2007, as well as audited financial statements as of December 31, 2006. Accordingly, the fiscal year-end of the newly capitalized consolidated entity is currently not clear.

Significant Accounting Policies

General

46. Disclose your revenue recognition accounting policy and ensure that your revised disclosure explains how your policy complies with the guidelines of SAB Topic 13:A. Please ensure that you disclose at what point title and risk of loss transfers to the customer. If you recognize revenue prior to delivery to the customer, please disclose how this complies with SAB Topic 13:A. Please also disclose your return policy and address the criteria in SFAS 48 for recognizing revenue at the time of sale.   Please identify the source of your revenues and clarify if all of your revenues are derived from the sale of products. If any revenue is generated from services rendered, please identify the nature and type of service along with your basis for recognizing revenues from these services.

47. Disclose your accounting policy for providing an allowance for doubtful accounts. Clarify if all of your receivables are from the sale of products. Please also disclose the amount of allowance recorded for all periods presented. If there is none, please state so.

48. Disclose your inventory accounting policy and method of cost valuation used for all periods presented. Refer to ARB 43 – Chapter 4. Disclose if your inventory is comprised of all finished goods for all periods presented.

49. Disclose each class of depreciable asset and the accumulated depreciation for all periods presented.

50. Disclose your accounting policy for fixed assets. Please also disclose the depreciation method used for all periods presented. Refer to APB12.

51. Disclose the types of expenses and amounts you include in the cost of sales line item for all periods presented. Please also clarify whether you include for example freight charges, purchasing and receiving costs, inspection costs

and warehousing costs in the cost of sales line item. If not, please also disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- in management's discussion and analysis that your gross margins may not be comparable to those of other entities, since some entities include all of these costs in cost of sales while others may exclude a portion of them from gross margin, including them instead in other line items.

52. Disclose the impact that recently issued accounting standards will have on your financial statements when adopted in a future period. See SAB Topic 11: M.

Note 2 – Fixed Assets

53. Please disclose estimated useful lives for each major class of asset.

Note 3 – Note Payable

54. Please disclose if the Member of Surface Armor, LLC is a financial institution, officer, director or some unrelated third party. Please impute interest on this note in accordance with the requirements of APB 21, or tell us why you do not believe it is appropriate to do so.

*   *   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.
       Law Offices of J. Hamilton McMenamy, P.C.
       Via Facsimile